UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

 Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Minutes of the Meeting of the Audit, Risk Management and Finance Committee Held on March 3, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 3, 2020, regarding approval of Natura &Co Holding S.A.’s financial statements for the fiscal year ended December 31, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: March 5, 2020

Item 1

Minutes of the Meeting of the Audit, Risk Management and Finance Committee Held on March 3, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 3, 2020, regarding approval of Natura &Co Holding S.A.’s financial statements for the fiscal year ended December 31, 2019.

 NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

MINUTES OF THE MEETING OF THE AUDIT,

RISK MANAGEMENT AND FINANCE COMMITTEE

I.       Date, Time and Place: On March 3, 2020, at 9:00 a.m., in the city of São Paulo, State of São Paulo, at Rua Amauri, 255, 3º andar, Jardim Europa, CEP 01406-200.

II.      Quorum: The totality of the members of the Audit, Risk Management and Finance Committee (“Audit Committee”) of NATURA &CO HOLDING S.A. (“Company”): Messrs. Gilberto Mifano, Chairman of the Audit Committee, Roberto de Oliveira Marques, member of the Audit Committee, Andrew George McMaster Jr., member of the Audit Committee, and Fábio Colletti Barbosa, member of the Audit Committee. Ms. Lavinia Moraes de Almeida Nogueira Junqueira also attended, in the capacity of external advisor of the Audit Committee, pursuant to article 4.2 of the Audit Committee’s Internal Rules.

III.     Presiding Board: Mr. Gilberto Mifano presided over the Audit Committee meeting, and Mr. Moacir Salzstein acted as secretary of the meeting.

IV.     Agenda: review, in accordance with Article 2.3 and 4.1(iii) of the Audit Committee’s Internal Rules, the Company’s financial statements related to the fiscal year ended on December 31, 2019.

V.      Resolutions: after analysis and discussion of the Agenda, the members of the Company’s Audit Committee, unanimously and with no reservations, favorably voted for the Company’s financial statements related to the fiscal year ended on December 31, 2019.

VI.     Closing: The Chairman declared the meeting adjourned and suspended the meeting for the drafting of these minutes, which, after being read, discussed and found to be in order, were approved and signed by the board, by the attending members and by the external advisor.

São Paulo, March 3, 2020.

[signatures follow on the next page]

[signature page of the Minutes of the Meeting of the Audit, Risk Management and Finance Committee Meeting of Natura &Co Holding S.A., dated March 3, 2020]

Board:

/s/ Gilberto Mifano	/s/ Moacir Salzstein
Gilberto Mifano Chairman	Moacir Salzstein Secretary

Audit Committee’s Members:

/s/ Gilberto Mifano	/s/ Roberto de Oliveira Marques
Gilberto Mifano	Roberto de Oliveira Marques

/s/ Andrew George McMaster Jr.	/s/ Fábio Colletti Barbosa
Andrew George McMaster Jr.	Fábio Colletti Barbosa

Audit Committee’s External Advisor:

/s/ Lavinia Moraes de Almeida Nogueira Junqueira
Lavinia Moraes de Almeida Nogueira Junqueira